Exhibit 99.1

CENTRAL GOLDTRUST

NOTICE OF THE SIXTH ANNUAL MEETING
OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Sixth Annual  Meeting of the Unitholders of Central GoldTrust (hereinafter called "GoldTrust") will be held at the offices of Fraser Milner Casgrain LLP, 42nd Floor, 1 First Canadian Place, Toronto, Ontario on Thursday, the 23rd  day of April, 2009, at the hour of 4:30 p.m. (Eastern Daylight Saving Time) for the following purposes:

(a)	To receive the financial statements of GoldTrust for the fiscal year ended December 31, 2008 together with the Auditors' report thereon;
(b)	To elect seven Trustees;
(c)	To re-appoint Ernst & Young LLP as Auditors and to authorize the Board of Trustees to fix their remuneration; and
(d)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any holder of Units who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed form of proxy for delivery no later than 48 hours preceding the Meeting or any adjournment or adjournments thereof.

DATED this 9th day of March, 2009.

BY ORDER OF THE BOARD JOHN S. ELDER, Q.C. Secretary

INFORMATION CIRCULAR

as of  March 9, 2009

The information contained in this Information Circular (hereinafter called the "Circular") is furnished in connection with the solicitation of proxies on behalf of the management (i.e. the Senior Executive Officers) of Central GoldTrust (hereinafter called "GoldTrust") for use at the annual  meeting of the Unitholders of GoldTrust to be held at the offices of Fraser Milner Casgrain LLP, 42nd Floor, 1 First Canadian Place, Toronto, Ontario on Thursday the 23rd day of April, 2009, at the hour of 4:30 p.m.(Eastern Daylight Saving Time) and at any adjournments thereof (the “Meeting”), which Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

The form of proxy accompanying this Circular is solicited on behalf of the Senior Executive Officers of GoldTrust.   Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by Officers or Trustees of GoldTrust at nominal cost.   The cost of solicitation will be borne by GoldTrust.

Proxies, to be used at the Meeting must be deposited with GoldTrust or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver or Mellon Investor Services LLC at New York no later than 48 hours (excluding Saturday and Sunday) preceding the Meeting or any adjournment or adjournments thereof.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, GoldTrust has outstanding five million, four hundred and three thousand, (5,403,000) Units without nominal or par value (hereinafter called the "Units"), each carrying the right to one vote per Unit at the Meeting.   Unitholders of record immediately prior to the convening of the Meeting are entitled to vote thereat.

To the knowledge of the Trustees or the Officers of GoldTrust, no one beneficially owns, directly or indirectly, or exercises control or direction over Units carrying over ten per cent (10%) of the voting rights attached to all Units of GoldTrust.

INFORMATION ON VOTING

Voting Matters

At the Meeting, holders of Units will vote on the election of Trustees and the re-appointment of the Auditors including authorizing the Board of Trustees of GoldTrust (the “Board” or the “Board of Trustees”) to fix their remuneration.

Record Date for Notice of Meeting

The Board of Trustees has fixed March 9, 2009 as the record date (the “Record Date”) for the purpose of determining Unitholders entitled to receive notice of the Meeting.

Voting by Proxy

Registered Owners

Registered holders of Units may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder.   Please complete, sign, date and return the accompanying proxy form solicited by this Circular in the envelope provided or by facsimile to CIBC Mellon Trust Company at (416)-368-2502 so that it arrives no later than 4:30 p.m. (Eastern Standard Time) on Tuesday, April 21, 2009.

Beneficial Owners

GoldTrust will provide proxy materials to brokers and other custodians, nominees and fiduciaries and will request that such materials be forwarded to each beneficial owner of Units shown in their records of GoldTrust.   If Units are listed in your account statement provided by any such institution, then, in almost all cases, those Units will not be registered in your name on the records of such institution.   Such Units will likely be registered under the name of your broker or an agent of that broker.   In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms.   In the United States, registrations are often under the registration name for the Depository Trust Company.   Units held by your broker or its nominees can only be voted upon your instructions.   Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Units.

Therefore, beneficial holders of Units should ensure that instructions respecting the voting of their Units are communicated to the appropriate party.

Applicable regulatory policy requires your broker to seek voting instructions from you well in advance of a Unitholder meeting.   Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Units are voted at the Meeting.   Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered holders of Units.   However, its purpose is limited to instructing the registered holders of Units how to vote on your behalf.   The majority of brokers now delegate responsibility for obtaining instructions from the client to Broadridge Investor Communication Solutions (“Broadridge”).   Broadridge mails a voting instruction form in lieu of the form of proxy provided by GoldTrust.   The voting instruction form will name the same persons as the proxy form to represent the holder of Units at the Meeting.   A holder of Units has the right to appoint a person (who need not be a Unitholder of GoldTrust) other than the persons designated in the voting instruction form, to represent the holder at the Meeting.   To exercise this right, the holder of Units should insert the name of the desired representative in the blank space provided in the voting instruction form.   You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile.   Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting.   If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote Units directly at the Meeting as the voting instructions form must be returned to Broadridge well in advance of the Meeting in order to have Units voted or to appoint an alternative representative to attend the Meeting in person to vote such Units.

If you are a beneficial holder of Units and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Units in your name.   You may choose anyone to be your proxyholder – the person does not have to be a Unitholder of GoldTrust.   Simply insert the person’s name in the blank space provided on the proxy form (registered Unitholders) or the voting instruction form (beneficial Unitholders).   You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your Units.   If you do not insert a name in the blank space, then the persons named on the form, being J.C. Stefan Spicer, the President and a Trustee of GoldTrust, or John S. Elder, the Secretary of GoldTrust, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.   On the form you should indicate how you want your proxyholder to vote your Units.   You may vote FOR or WITHHOLD your vote on the proposed nominees for election as Trustees and on the appointment of the Auditors including authorizing the Board of Trustees to fix their remuneration.   Alternatively, you can let your proxyholder decide for you.

All Units represented by properly executed and deposited forms of proxy will be voted or withheld from voting, on the matters identified in the Notice of Meeting in accordance with the instructions of such respective Unitholders.

Voting Discretion of Proxyholder

If you give directions on how to vote your Units, your proxyholder must vote such Units according to your instructions.   If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your Units as he or she sees fit.   If your proxyholder does not attend the Meeting and vote in person, your Units will not be voted.

If you have appointed a person designated by GoldTrust as proxyholder as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Units represented by such proxy will be voted as follows:

FOR the election of the persons nominated for election as Trustees and;

FOR the appointment of Ernst & Young LLP, Chartered Accountants, as Auditors and the authorization of the Board of Trustees to fix their remuneration.

The accompanying form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other business which may properly be brought before the Meeting.   At the date of this Circular, the Senior Executive Officers of GoldTrust know of no such amendments, variations or other business to be brought  before the Meeting.

Revoking your Proxy

A holder of Units may revoke such holder’s proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized; (i) at the registered office of GoldTrust at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof; or (ii) with the Chair of the Meeting on the day of such Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)	2008 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of GoldTrust for the fiscal year ended December 31, 2008 together with the Auditors’ report thereon, copies of which financial statements and Auditors report accompany this Circular.

 (b)           Election of Trustees

Background of Nominees

The ensuing subsections provide information concerning the nominees as Trustees, their background and qualifications, duration of their involvement with GoldTrust, their holdings of Units, their compensation and attendance at meetings.   Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance and Nominating Committee”.

The following table sets out certain of such information with respect to each of the seven nominees as Trustees, all of whom, are currently serving as Trustees of GoldTrust.
Information Concerning Nominees As Trustees

Name, Office with GoldTrust and Other Information

John P. Embry Trustee and Co-Chairman Toronto, Ontario Age: 67 Trustee since 2003 Member of Executive Committee
Mr. Embry has been in the investment business for over 40 years.  Prior to joining Sprott Asset Management Inc. in February 2003 and becoming its Chief Investment Strategist, he was for over 15 years the Vice-President Equities of RBC Global Investment Inc.

Brian E. Felske Trustee Markdale, Ontario Age: 61 Trustee since 2003 Member of Audit Committee

Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies.  Mr. Felske is a registered limited market dealer with the Ontario Securities Commission.

Bruce D. Heagle Ancaster, Ontario Age: 51 Trustee since 2008 Chairman of Audit Committee Member of Corporate Governance and Nominating Committee
Mr. Heagle has an MBA from the Richard Ivey Business School.  He has been an officer since 1982 and President and a director of National System of Baking Ltd. since 1991 and is President of its division, NSBL International (private capital investments).  Mr. Heagle has been a director of the Bakery Council of Canada and Chairman of the Board of Governors as well as Chairman of the Finance Committee of Hillfield Strathallan College.

Ian M. T. McAvity Trustee Toronto, Ontario Age: 66 Trustee since 2003 Lead Trustee Member of Corporate Governance and Nominating Committee
Mr. McAvity has been involved in the world of finance for over 40 years as a banker, broker, and, since 1975, as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets.  His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972.  He is also acting President and CEO and a director of Duncan Park Holdings Corporation and a Director of Central Fund of Canada Limited.

Robert R. Sale Trustee Tortola, British Virgin Islands Age: 74 Trustee since 2003 Member of Audit Committee Chairman of Corporate Governance and Nominating Committee

Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.  He is a long-serving Director, member of the Audit Committee and Chair of the Corporate Governance Committee of Central Fund of Canada Limited.

Philip M. Spicer Trustee and Co-Chairman Ancaster, Ontario Age: 72 Trustee since 2003 Member of Executive Committee
Mr. Philip Spicer is the Chairman and a director of Central Fund of Canada Limited., which he founded in 1961.  He has been a long-time analyst of markets, monetary systems and gold.  His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms and a registered investment counsel and portfolio manager.  More recently, he has been a private consultant to financial businesses.

J. C. Stefan Spicer Trustee and President Lynden, Ontario Age: 43 Trustee since 2003 Member of Executive Committee

Mr. Stefan Spicer is also the President and Chief Executive Officer and a director of Central Fund of Canada Limited, a publicly traded gold and silver bullion holding company, the shares of which are listed on the NYSE Alternext US and the Toronto Stock Exchange.  He has in excess of 20 years of investment industry experience.

The Board of Trustees has a policy of ensuring that a majority of the Trustees are “independent”.   In this context, the Trustees consider a Trustee to be independent if he or she is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with GoldTrust which could in the view of the Board of Trustees be reasonably expected to interfere with the exercise of his or her judgement.

Messrs. Embry, Felske, Heagle, McAvity and Sale are regarded by the Trustees as being independent in accordance with the foregoing.   With respect to the other Trustees, Messrs. Philip and Stefan Spicer are involved as officers serving as the Chairman and the President and Chief Executive Officer, respectively, and are officers of Central Gold Managers Inc., (the "Administrator").   The other five current Trustees do not have interests or relationships with the Trust referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Trustees may be regarded as in a position to reflect the interests of the Unitholders in GoldTrust.   Three of such four Trustees are Unitholders in their own right.

Holding of Units

The following table sets out the number of Units of GoldTrust each Trustee held as of March 9, 2009.   Mr. Embry’s holdings have increased substantially since March 15, 2007.

Name of Trustee	Number of Units Beneficially Owned or over which Control or Direction is Exercised as of March 9, 2009

John P. Embry	100,000
Brian E. Felske	---
Bruce D... Heagle	1,000
Ian M. T. McAvity	100
Robert R. Sale	2,000
Philip M. Spicer	1,000(1)
J. C. Stefan Spicer	1,000(1)

Note (1):   In addition, 1,000 Units are owned by each of Joanne Spicer and Michele Spicer, the spouse and daughter of Mr. Philip Spicer and mother and sister of Mr. Stefan Spicer.   A further 1,000 Units are owned by Accrete Corporation Limited, which is controlled by Michele Spicer and 7,500 Units are owned by Central Group Administrators Inc., the parent corporation of Central Gold Managers Inc. which is controlled by Joanne Spicer.

The Trustees have not granted and do not foresee granting any options on Units and have not created and do not foresee creating any deferred Units for the benefit of the Trustees or officers of GoldTrust.

Trustees’ Remuneration

The Trustees’ remuneration provides modest compensation for the risks and responsibilities undertaken by a Trustee of GoldTrust.

Each of the Trustees, other than the Chairman who is a director and the President who is a director and President of the Administrator effective as and from January 1, 2004 is paid an annual fee of U.S. $3,000 for his service as a Trustee and a fee of U.S. $750 per meeting for all Board and Committee meetings attended in person or by conference telephone.   Independent Trustees who attend at bullion audit inspections are paid U.S. $750 per inspection.   The Committee Chairmen receive a further annual fee of U.S. $1,500.

The aggregate fees paid by GoldTrust to the Trustees, who are not employees of the Administrator, for the fiscal year ended December 31, 2008 was U.S.$42,000.   The following table shows the amount in U.S. dollars received by each such Trustee for the year ended December 31, 2008.

Name of Trustee	Annual Fee	Attendance Fees	Committee Chairman	Total

John P. Embry	$ 3,000	$ 1,500		$ 4,500
Brian E. Felske	3,000	5,250		8,250
Bruce D. Heagle	1,500	4,500	$ 750	6,750
Douglas E. Heagle (1)	1,500	2,250	750	4,500
Ian M. T. McAvity	3,000	3,750		6,750
Robert R. Sale	3,000	6,750	1,500	11,250
(1)  Mr. Douglas E. Heagle retired from the Board of Trustees at the Annual and Special Meeting of Unitholders on April 24, 2008.

There are no Officers of GoldTrust who receive remuneration from GoldTrust.   It does not have any employees or pension or retirement benefit plans.   The Officers and Trustees of GoldTrust who are also officers and directors of the Administrator receive no remuneration as Officers and Trustees of GoldTrust.

However, the Administrator, under the Administrative Services Agreement described under “Interest of Certain Persons in Material Transactions” generally oversees day-to-day administration of GoldTrust’s affairs.   While it does not separately remunerate its personnel who also serve as Officers and Trustees of GoldTrust for those services, the Administrator has advised that the President and Chief Executive Officer and the Chief Financial Officer of GoldTrust received from the Administrator an estimated $36,000 and $22,360 respectively for services that might be regarded as rendered specifically in their capacities as Officers and/or Trustees of GoldTrust for the fiscal year of GoldTrust ended December 31, 2008.

No Trustees' and Officers' liability insurance is carried by GoldTrust.

Election of Trustees

Election Details

The next item of business to be dealt with at the Meeting is the election of Trustees to hold office until the next annual meeting or until their successors are duly elected or appointed.   The Board of Trustees has fixed the authorized number of Trustees to be elected at the Meeting at seven.

The term of each person elected as a Trustee will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Declaration of Trust.

The persons named in the accompanying form of proxy intend to vote to elect as Trustees the seven persons named as nominees below.   The Senior Executive Officers are not presently aware that any such person would be unwilling or unable to serve as a Trustee if elected.   However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Trustees.

No Trustee or Officer of GoldTrust nor any associate or affiliate of any such Director or Officer is or has been indebted to GoldTrust.

Attendance Record
The following table sets forth the attendance of the Trustees at Trustee and Committee meetings during the last fiscal year.

Name of Trustee	Board Meetings Attended		Committee Meetings Attended

John P. Embry	2 of 4	50%	---	---
Brian E. Felske	3 of 4	75%	3 of 4	75%
Bruce D. Heagle	2 of 2	100%	3 of 3	100%
Douglas E. Heagle	2 of 2	100%	2 of 2	100%
Ian. M. T. McAvity	4 of 4	100%	1 of 1	100%
Robert R. Sale	4 of 4	100%	5of 5	100%
J. C. Stefan Spicer	4 of 4	100%	---	---
Philip M. Spicer	4 of 4	100%	---	---

(a)	Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment of the Auditors of  GoldTrust and the fixing of their remuneration.   It is intended to vote the proxies solicited at the Meeting to re-appoint as Auditors of GoldTrust the firm of Ernst & Young LLP, who have been its Auditors since 2003 and whose re-appointment has been recommended by the Audit Committee, and to authorize the Trustees to fix their remuneration.   For such resolution to be effective, it requires the favourable vote of at least a majority of the Units voted in person or by proxy at the Meeting.

The aggregate fees in U.S. dollars for professional services charged by Ernst & Young LLP for the 2008 and 2007 fiscal years of GoldTrust are as follows:

	2008		2007
Audit and audit related services	$125,050	(1)	41,266
Non-audit services (prospectus review)	$48,010		48,458
Total	$173,060		89,724
(1)  Includes 2007 and 2008 Sarbanes-Oxley 404 audit.

GOVERNANCE

GoldTrust's governance practices are designed with a view to ensuring that its affairs are administered so as to foster value for its Unitholders.   With limited exceptions, as noted below, these practices generally accord with Multilateral Instrument 58-101 - “Disclosure of Corporate Governance Practices” and Multilateral Policy and Instrument 58-201 - “Corporate Governance Guidelines” (collectively the “Governance Rules”) and with Multilateral Instrument 52-110 entitled “Audit Committees” and Companion Policy 52-110CP (hereinafter collectively the “Audit Committee Rules”), all of which are rules of the Canadian Securities Administrators.

GoldTrust's corporate governance practices are designed with a view to ensuring that the affairs of GoldTrust are effectively administered in the interests of Unitholders as a whole.

The Trustees establish their own policies, procedures and practices concerning the direction and administration of GoldTrust.   They fulfill their duties with independence from the Senior Executive Officers  of the Trust.

Board Mandate and Code of Ethics

The Board of Trustees is, as set forth in its mandate, responsible for the supervision and administration of the affairs of GoldTrust pursuant to its powers and obligations under the Declaration of Trust and other statutory and legal requirements generally applicable to Trustees of a unit trust that is also a reporting issuer, so as to ensure the validity of the Trust and its function as a passive holder of gold bullion.   In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate.   Supported by three Committees of the Board, the Board oversees the administration of GoldTrust, including the activities of the Administrator; develops and oversees strategy of GoldTrust and its implementation; identifies and assesses the principal risks of the Trust; reviews financial performance and reporting; assesses the internal control and information systems; assesses and selects nominees for election as Trustees; appoints the Senior Officers of GoldTrust, assures their integrity and reviews their performance; is responsible for succession planning; oversees public communications policies and Unitholder relations; and, annually reviews the effectiveness of the Board and its Committees (including a Trustee's individual contribution).   These duties and responsibilities are consistent with the Governance Rules.   An individual Trustee is permitted to engage an outside advisor at the expense of GoldTrust in specific circumstances such as where the Trustee is placed in a conflict position through activities of GoldTrust, but any such engagement is subject to prior approval of the Corporate Governance and Nominating Committee referred to below.   No such engagement is currently anticipated or has occurred to date.

The Board has adopted a code of conduct and ethics which governs behaviour of the Trustees and Officers of GoldTrust as well as employees of the Administrator.   Compliance is monitored by the Board and, should any waivers be granted to Trustees or Officers, the policy is to disclose this in the next ensuing quarterly or annual report.   The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of GoldTrust. The code of conduct and ethics and the mandate are set out on GoldTrust's website at www.gold-trust.com.  The establishment and monitoring of the code and the creation of the formal mandate are proposed under the Governance Rules.   Also, as recommended under the Governance Rules, formal position descriptions have been developed for the Trustees, the Board co-Chairs, the Chairman of the Audit Committee, the Chairman of the Corporate Governance and Nominating Committee and the Chief Executive Officer, defining their respective duties and the limits of the Administrator's responsibilities as well as the Chief Executive Officer’s objectives.

Composition of Board

The Trustees are elected by the Unitholders at each annual meeting, except that the Board is entitled to appoint a Trustee to fill a vacancy until the next annual meeting.   The term of office of each Trustee expires at the next annual meeting or upon election or appointment of a successor.   The Board currently consists of seven Trustees.   Five of the current seven-member Board of Trustees of GoldTrust, Messrs. Embry, Felske, Heagle, McAvity and Sale, are independent Trustees.   The Board complies with the Governance Rules in that there is a majority of the Trustees that are independent.   With respect to the other Trustees, Messrs. Philip Spicer and Stefan Spicer, the Chairman and President respectively, are directors and officers of the Administrator.   See "Interest of Certain Persons in Material Transactions".

Lead Trustee

Mr. Ian McAvity, an independent Trustee, serves as the "Lead Trustee".   As such, he has the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board of Trustees when it meets in private session without Executive Officers or members of the Administrator.   These in camera sessions are held at each regular Board meeting and also at Audit and Corporate Governance and Nominating Committee meetings so as to promote full and open discussion among the non-administration Trustees.

Board Activities

The Board of Trustees is in a position to conduct its meetings and to make appropriate decisions effectively.   Financial and other information is made available to Board members several days in advance of meetings.   Trustees are generally encouraged to attend meetings in person.   Trustees are asked to advise GoldTrust if they are unable to attend meetings and attendance at meetings is recorded.   The Board held five meetings during the past fiscal year and all of the members attended or participated in such meetings, except Mr. Embry who was unable to attend two meetings and Mr. Felske, who was unable to attend one meeting.   All of the Trustees have agreed to an evaluation of their collective as well as their individual performance.   All of the Trustees are encouraged to exercise their responsibilities in the best interests of GoldTrust and its Unitholders generally.

The Board of Trustees has not adopted a formal policy for the recruitment of new Trustees as recommended by the Guidelines.   However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance and Nominating Committee, which is comprised exclusively of independent Trustees.

Committees

The Board of Trustees is responsible for establishing and overseeing the performance of all Committees, appointing members to serve on such Committees and approving their compensation.   Three standing Committees have been appointed.

The Executive Committee is currently comprised of three members, one of whom is an independent Trustee.   The Committee is intended to meet on occasion to deal with extraordinary matters, when such arise, between regularly scheduled Board meetings and is delegated authority to deal with such matters.   The proceedings of this Committee are reviewed by the Board.   The Committee had no formal meetings during the last fiscal year.

The Audit Committee is currently comprised of three Trustees, all of whom are independent Trustees as contemplated by the Audit Committee Rules.   Each of the members of the Committee is "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes.   Each of the Trustees serving on the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation's or trust's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules.   The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•
the Committee communicates its expectations to administration and the external Auditors with respect to the nature, extent and timing of its information needs.  The Committee expects that draft financial statements and other written materials will be received from the Senior Executive Officers or the external Auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with the Officers and the external Auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

•
the Committee, in consultation with the Senior Executive Officers and the external Auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact GoldTrust's financial disclosure and presentation;

•
the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the Senior Executive Officers, other Board members and the external Auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of GoldTrust and after consultation with the President, engage an outside advisor with special expertise; and

•
as the external Auditor's responsibility is not only to the Board of Trustees but to the Audit Committee as representatives of the Unitholders, the Committee expects the external Auditors to report to it all material issues arising out of their services or relationship with GoldTrust.

The Audit Committee meets quarterly with representatives of the Administrator and the external Auditors to discuss the independence of the external Auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of administration in the audit and review function, the internal controls, the financial reporting process and related internal controls, the quality and adequacy of GoldTrust's or the Administrator's accounting and financial personnel and other resources and financial risk administration so as to satisfy itself that each party is properly discharging its responsibilities.   The Committee also reviews the quarterly and annual financial statements, the Annual Information Form, Form 40F and the Annual Report including the external Auditors' report and Management's Discussion and Analysis as well as financial press releases.   The Committee further reviews the remuneration of and recommends for review by the Board and approval by the Unitholders the re-appointment and terms of engagement of the external Auditors.

The Committee also pre-approves any non-audit services proposed to be provided by the external Auditors.   The charter of the Audit Committee is set out in GoldTrust’s Annual Information Form, and on the Trust's website at www.gold-trust.com.   Its conduct is reviewed annually by the Committee and the Board.

Mr. Heagle chairs the Audit Committee which is expected to meet at least four times per year.   Two members attended or participated in all of the meetings of the Audit Committee held during the last fiscal year.   Mr. Felske was unable to attend one meeting   The Committee meets in camera at each regular meeting without any members of the Administrator present.

The Corporate Governance and Nominating Committee is currently comprised of three Trustees, all of whom are independent Trustees as defined in the Audit Committee Rules.

The Corporate Governance and Nominating Committee is responsible for developing GoldTrust's approach to governance issues, reviewing the effectiveness of the Board's practices in light of emerging and changing regulatory requirements, proposing new nominees to the Board, developing awareness programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members.   The Committee's responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board's relationship to the Senior Executive Officers.   It reviews the communications policy of GoldTrust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all Unitholders fairly with respect to disclosure.   The Committee recommends topics of interest or importance for discussion and/or action by the Board.   It annually reviews Board and Committee effectiveness including the continuing qualifications and contributions of individual members as well as conflicts of interest and time commitments.   It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee.   The Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of GoldTrust, should such extraordinary circumstances arise.

The Committee meets independently of the Senior Executive Officers and the Administrator from time to time as necessary.   The charter of the Corporate Governance and Nominating Committee is set out on GoldTrust's website at www.gold-trust.com.    Its content is reviewed annually by the Corporate Governance and Nominating Committee and the Board.

Mr. Sale chairs the Committee which generally meets twice per year.   All three members attended the one meeting of the Committee held during the last fiscal year.   The Committee meets in camera at each regular meeting without the Senior Executive Officers and the Administrator present.

Expectations of Executive Officers

The Board expects the Senior Executive Officers of GoldTrust to report in a timely, comprehensive and accurate manner on the administration of GoldTrust generally and on specific matters of significant consequence to GoldTrust and the Unitholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of GoldTrust with a view to facilitating the Board's review of same and their implementation.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

GoldTrust and the Administrator entered into an administrative services agreement on April 28, 2003 (the "Administrative Services Agreement").   The primary administrative responsibilities of the Administrator under such Agreement are to:

(a)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(b)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(c)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by GoldTrust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also Officers of GoldTrust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from GoldTrust therefor.   GoldTrust is responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, GoldTrust is required to pay to the Administrator a declining fee, on a monthly basis, equal to 0.30% per annum for the first U.S. $100,000,000 of the Trust’s total assets, 0.225% per annum for any excess over U.S.$100,000,000 up to U.S. $200,000,000 and 0.15% per annum for any excess over U.S. $200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which the Trust’s net asset value is determined).

Trustees' Approval

The contents and the sending of this Circular have been approved by the Board of Trustees of GoldTrust.

DATED this 9th  day of March, 2009.

BY ORDER OF THE BOARD JOHN S. ELDER, Q.C. Secretary